

August 16, 2011

<u>Via email</u>
Mr. J. Braxton Carter
Chief Financial Officer
MetroPCS Communications, Inc.
2250 Lakeside Boulevard
Richardson, Texas 75082

  Re: MetroPCS Communications, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 1, 2011
    File no. 1-33409

Dear Mr. Carter:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Terry French for

           Larry Spirgel
           Assistant Director